SCHEDULE 13D

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 Under the Securities Exchange Act of 1934 (Amendment No. 1 )*

IPVoice Communications, Ins. (Name of Issuer)
Convertible Note (Title of Class of Securities)
46264P (CUSIP Number)
PhilipoVerges 14860 Monfort Drive, Suite 210 Dallas, Texas, 75254 972 386-3372 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
10 / 25 / 2002 (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.46264P
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
a	Philip M. Verges
a
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [o ] (b) [o ]
3.	SEC Use Only
a
4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
a	[ ]
6.	Citizenship or Place of Organization
USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
60,000,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power
60,000,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
60,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.	Percent of Class Represented by Amount in Row (11)
55%
14.	Type of Reporting Person (See Instructions)
IN

Item 1. Security and Issuer

Title of the class of equity securities to which this statement relates.
Common Stock
The name and address of the issuer are as follows:
Name of Issuer	Address
IPVoice Communications, Inc.	14860 Monfort Drive, Suite 210oDallas, Texaso75254
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Item 2. Identity and Background

(a),(b)
Names of Reporting Persons	Address
Philip M. Verges	14860 Monfort Drive, Suite 210oDallas, Texaso75254
..............................................................................................................................................................
(c)
(d)
(e)
(f)
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Item 3. Source and Amount of Funds or other Consideration

PF
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Item 4. Purpose of Transaction

A
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Item 5. Interest in Securities of the Issuer

(a) 60,000,000 55%
(b)
(c)
(d)
(e)
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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

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Item 7. Material to Be Filed as Exhibits

Exhibit	Name

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Signature

Date: Novembero5, 2002
Signature	Name	Title
/s/ Philip M. oVerges	Philip M. oVerges	Chairman
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Exhibit Index:

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